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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)1

Monmouth Real Estate Investment Corporation

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

609720-10-7

(CUSIP Number)

Matthew T. Moroun
Chairman of the Board
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: Oakland Financial Corporation		I.R.S. Identification Nos. of above persons (entities only): 38-3276605

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 91,759

		8.	Shared Voting Power: 1,630,865*

		9.	Sole Dispositive Power: 91,759

		10.	Shared Dispositive Power: 1,630,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,759

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.51%

14.	Type of Reporting Person (See Instructions): HC

* Consists of (i) 91,759 shares owned by Oakland Financial Corporation, (ii) 597,542 shares owned by Liberty Bell Agency, Inc., (iii) 867,705 shares owned by Cherokee Insurance Company, (iv) 30,132 shares owned by Erie Manufactured Home Properties, LLC, and (v) 43,727 shares owned by Matthew T. Moroun as of the close of business on June 10, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

CUSIP No.

1.	Name of Reporting Person: Liberty Bell Agency, Inc.		I.R.S. Identification Nos. of above persons (entities only): 38-2338264

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 597,542

		8.	Shared Voting Power: 1,630,865*

		9.	Sole Dispositive Power: 597,542

		10.	Shared Dispositive Power: 1,630,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 597,542

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.32%

14.	Type of Reporting Person (See Instructions): CO

* Consists of (i) 91,759 shares owned by Oakland Financial Corporation, (ii) 597,542 shares owned by Liberty Bell Agency, Inc., (iii) 867,705 shares owned by Cherokee Insurance Company, (iv) 30,132 shares owned by Erie Manufactured Home Properties, LLC, and (v) 43,727 shares owned by Matthew T. Moroun as of the close of business on June 10, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

CUSIP No.

1.	Name of Reporting Person: Cherokee Insurance Company		I.R.S. Identification Nos. of above persons (entities only): 38-3464294

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 867,705

		8.	Shared Voting Power: 1,630,865*

		9.	Sole Dispositive Power: 867,705

		10.	Shared Dispositive Power: 1,630,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 867,705

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.82%

14.	Type of Reporting Person (See Instructions): IC

* Consists of (i) 91,759 shares owned by Oakland Financial Corporation, (ii) 597,542 shares owned by Liberty Bell Agency, Inc., (iii) 867,705 shares owned by Cherokee Insurance Company, (iv) 30,132 shares owned by Erie Manufactured Home Properties, LLC, and (v) 43,727 shares owned by Matthew T. Moroun as of the close of business on June 10, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

CUSIP No.

1.	Name of Reporting Person: Erie Manufactured Home Properties, LLC		I.R.S. Identification Nos. of above persons (entities only): 38-3153222

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 30,132

		8.	Shared Voting Power: 1,630,865*

		9.	Sole Dispositive Power: 30,132

		10.	Shared Dispositive Power: 1,630,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,132

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.17%

14.	Type of Reporting Person (See Instructions): CO

* Consists of (i) 91,759 shares owned by Oakland Financial Corporation, (ii) 597,542 shares owned by Liberty Bell Agency, Inc., (iii) 867,705 shares owned by Cherokee Insurance Company, (iv) 30,132 shares owned by Erie Manufactured Home Properties, LLC, and (v) 43,727 shares owned by Matthew T. Moroun as of the close of business on June 10, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

CUSIP No.

1.	Name of Reporting Person: Matthew T. Moroun, An Individual		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SEE ITEM 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 43,727

		8.	Shared Voting Power: 1,630,865*

		9.	Sole Dispositive Power: 43,727

		10.	Shared Dispositive Power: 1,630,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,727

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.24%

14.	Type of Reporting Person (See Instructions): IN

* Consists of (i) 91,759 shares owned by Oakland Financial Corporation, (ii) 597,542 shares owned by Liberty Bell Agency, Inc., (iii) 867,705 shares owned by Cherokee Insurance Company, (iv) 30,132 shares owned by Erie Manufactured Home Properties, LLC, and (v) 43,727 shares owned by Matthew T. Moroun as of the close of business on June 10, 2005. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, and Erie Manufactured Home Properties, LLC, are direct, or indirect, wholly owned subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 5 TO

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES ACT OF 1934, AS AMENDED

      This Amendment No. 5 amends Amendment No. 4 (as filed on March 21, 2005, “Amendment No. 4”), to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”), of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, or the original Schedule 13D.

      Items 3, 4, and 5 of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the original Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      The first sentence of the first paragraph of Item 3 of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:

      The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $11,800,000.

      The fifth paragraph of Item 3 of Amendment No. 3 and Amendment No. 4 is hereby amended and restated in its entirety to read as follows:

      Upon filing the March 21, 2005 Amendment No. 4 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively owned 1,446,368 shares of Common Stock, or 8.19% of the outstanding shares of Common Stock. At June 10, 2005, Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively owned 1,630,865 shares of Common Stock, or 9.06% of the outstanding shares of Common Stock.

      The increase from 8.19% ownership of the outstanding shares of Common Stock as of the March 21, 2005 filing to 9.06% at June 10, 2005 is attributable to the net effect of:

1)	Issuer issued 355,684 (2%) new shares of Common Stock between March 21, 2005 and June 10, 2005, as shares outstanding increased from 17,650,650 to 18,006,334 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun collectively had a net increase in owned shares of Common Stock of 184,497 shares, increasing their collective owned shares by 12.8% from 1,446,368 shares at March 21, 2005 to 1,630,865 shares at June 10, 2005.

Item 4. Purpose of Transaction.

      The first sentence of the first paragraph of Item 4 of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:

      Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun had net acquisitions of 184,497 shares of Common Stock between March 21, 2005 and June 10, 2005, bringing their total ownership of the outstanding shares of Common Stock to 9.06%, up from 8.19% at March 21, 2005.

Item 5. Interest in Securities of the Issuer.

      Paragraphs (a), (b), and (c) of Item 5 of Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:

      (a) As of June 10, 2005, Oakland owned 91,759 shares of Common Stock, or approximately 0.51% of the outstanding shares of Common Stock, Liberty Bell owned 597,542 shares of Common Stock, or approximately 3.32% of the outstanding shares of Common Stock, Cherokee owned 867,705 shares, or approximately 4.82% of the outstanding shares of Common Stock, Erie owned 30,132 shares, or approximately 0.17% of the outstanding shares of Common Stock, and Matthew T. Moroun owned 43,727 shares, or approximately 0.24% of the outstanding shares of Common Stock. On a collective basis, as of June 10, 2005, the reporting persons beneficially owned an aggregate of approximately 9.06% of the outstanding shares of Common Stock.

      The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock as reported by Issuer in its Form 10-Q for the quarter ended March 31, 2005. The total number of outstanding shares of Common Stock owned by Oakland, Liberty Bell, Cherokee, Erie, and Matthew T. Moroun does not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan (“DRP”) after June 10, 2005.

      (b) As of June 10, 2005, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 91,759 shares of Common Stock, or approximately 0.51% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 597,542 shares of Common Stock, or approximately 3.32% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 867,705 shares of Common Stock, or approximately 4.82% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 30,132 shares of Common Stock, or approximately 0.17% of the outstanding shares of Common Stock, and Matthew T. Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 43,727 shares of Common Stock, or approximately 0.24% of the outstanding shares of Common Stock.

      (c) During the 60-day period preceding the date of this Amendment No. 5, Oakland acquired 1,865 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.00 per share to $8.12 per share, for a total cost of $15,000.

      During the 60-day period preceding the date of this Amendment No. 5, Liberty Bell acquired 6,865 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.00 per share to $8.34 per share, for a total cost of $56,705.

      During the 60-day period preceding the date of this Amendment No. 5, Cherokee acquired 140,784 shares of Common Stock through open market and/or DRP purchases at costs ranging from $7.72 per share to $8.38 per share, for a total cost of $1,127,877.

      During the 60-day period preceding the date of this Amendment No. 5, Erie acquired 16,500 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.21 per share to $8.40 per share, for a total cost of $137,339.

      During the 60-day period preceding the date of this Amendment No. 5, Matthew T. Moroun acquired 1,865 shares of Common Stock through open market and/or DRP purchases at costs ranging from $8.00 per share to $8.12 per share, for a total cost of $15,000.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2005

OAKLAND FINANCIAL CORPORATION
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

LIBERTY BELL AGENCY, INC.
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

CHEROKEE INSURANCE COMPANY
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

ERIE MANUFACTURED HOME PROPERTIES, LLC
By:	/s/ Mark J. Dadabbo
	Name:	Mark J. Dadabbo
	Title:	President

MATTHEW T. MOROUN
By:	/s/ Matthew T. Moroun
	Name:	Matthew T. Moroun, An Individual